British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A [AMENDED]

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	November 30, 2002	03/02/03

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	03/02/03
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	03/02/03
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30 2002

(AS AMENDED)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT NOVEMBER 30 2002
(Unaudited – Prepared by Management)

	Six Months	Year Ended
	Nov.30	May 31
ASSETS	2002	2002
Current Assets:	$	$
Cash	4,129
Prepaids, accounts and accrued receivables	30,659	33,068
Advances to related companies (Note 3)	5,702	1
	40,490	33,069
Investments (Note 4)	4,027	4,026
Office Equipment (Note 5)	4,431	4,923
Oil and Gas Well Interests (Note 6)	-	-
Mineral Property Interests (Note 7)	159,424	156,699
Deferred Expenditures:
Exploration and development (Note 7)	1,638,440	1,629,429
		1,379
	1,806,322	1,630,808
	1,846,812	1,829,524
LIABILITIES
Current Liabilities:
Bank overdraft		6,840
Accounts payable and accrued liabilities	525,892	513,265
Estimated liability for income and capital taxes (Note 8)	855	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	424,503	385,567
	1,101,250	1,056,534
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Notes 14 & 15)	287,594	158,044
Deficit	5,562,459	5,405,481
	745,562	772,990
	1.846,812	1,829,524

Approved by the Directors:

“J. ROBERTSON”	J. Robertson
“J. LORETTE”	J. Lorette

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
FOR THE SIX MONTHS ENDED NOVEMBER 30 2002
(Unaudited – Prepared by Management)

	For the Three Months		For the Six Months
	Nov. 30	Nov. 30	Nov. 30	Nov. 30
	2002	2001	2002	2001
	$	$	$	$

Oil and Gas Operations:
Revenue	4,320	4,409	10,601	8,096
Expenses:
Operating expenses		66	6,602	1,587
Amortization on wells (Note 6)		1,324		2,903

Net Income (Loss) from Oil and Gas Operations	4,320	1,390	3,999	4,490
Expenses: West Ridge	11,601		14,744

Net Income (Loss) before other Expenses	(7,281)	3,019	(10,745)	3,606
Other Income:
Recovery of advances to International Diamond
Syndicate		26,288		26,288
Net Income (Loss) before Expenses		29,307		29,894
Other Expenses:
Administration expenditures (Schedule A)	(100,136)	(26,385)	(146,233)	(56,263)
Net Income (Loss) for the Period	(107,417)	2,922	(156,978)	(26,369)

CONSOLIDATED STATEMENT OF DEFICIT
Deficit at Beginning of Period	(5,455,042)	(5,352,412)	(5,405,481)	(5,323,121)
Add: Net Income (Loss) for the Period	(107,417)	2,922	(156,978)	(26,369)
Deficit at End of Year	(5,562,459)	(5,349,490)	(5,562,459)	(5,349,490)

Schedule A

TERYL RESOURCES CORP.
CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES
FOR THE THREE MONTHS ENDED November 30,2002
(Unaudited – Prepared by Management)

	Three Months	Six Months
	November 30	November 30
	2002	2002
	$	$

Management and director's fees (Note 13)	27,530	38,040
Auto Travel and entertainment	2,846	5,702
Interest on debenture (Note 9)	3,664	7,368
Office rent and utilities	7,062	9,762
Audit, accounting and consulting (Note 13)	10,935	10,935
Legal	3,790	6,716
Office, stationery and delivery	4,092	7,861
Filing fees	2,884	4,168
Moving		2.741
Publicity, promotion and investor relations	23,948	30,524
Telephone and communications	7,679	15,101
Transfer agent fees	670	1,394
Bank charges and interest	327	657
Secretarial costs	4,500	4,500
	-
Foreign exchange loss (gain)	(22)	310
Amortization	246	492
	100,151	146,271
Less: Interest income	15	38

Administration Expenditures for the Period	100,136	146,233

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30 2002
(Unaudited – Prepared by Management)

	For the Three Months		For the Six Months
	November 30	November 30	November 30	November 30
	2002	2001	2002	2001
	$	$	$	$
Operating Activities:

Net (Loss) Income	(107,417)	2,922	(150,376)	(26,369)
Items not involving cash:
Depletion of wells		1,324		2,903
Amortization	246	307	492	615
Changes in non-cash working capital items	(2,883)	42,618	(7,105)	55,507
Cash Flows Provided (Used) by Operating Activities	(110,054)	47,171	(142,779)	32,656

Financing Activities:

Advances from (to) related companies (Notes 3 & 10)	14,466	21,353	24,198	37,842
Cash Flows Provided by Financing Activities	101,000	21,353	129,550	37,842

Current exploration and development payments		(69,514)		(69,514)
Cash Flows Provided (used) by Investment Activities		(69,514)		(69,514)

Increase (Decrease) in Cash for the Period	5,412	(990)	10,969	984

Cash (Deficiency) at Beginning of Year	(1,273)	2,871	(6,840)	897

Cash (Deficiency) at End of Year	4,129	1,881	4,129	1,881

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT NOVEMBER 30,2002

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:

[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Historical Cost:

Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

[c]	Fixed Assets:

The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

[d]	Accounting for Oil and Gas Well Interests:

The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

. 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At NOVEMBER 30,2002

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property inter- ests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2002	2001
LinuxWizardry Systems, Inc. (See Note 4)	-	891
Blue Crow Internet Co. Ltd.	-	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	1	892

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At NOVEMBER 30,2002

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves, so there is little expectation of recovery. See Note 13 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 935 Cdn. at May 31, 2002 (2001 - $ 2,998). In June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	2002	2001
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,932
	Less: Accumulated amortization	30,255	28,778
		4,677	6,154

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	2 0 0 2			2001
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	-
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	107,693	-	3,027
	228,937	228,937	-	3,027

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At NOVEMBER 30, 2002

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2002	2001
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	0%	B	-	1
Fish Creek	Fairbanks, Alaska	0-45%	C	-	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				156,698	156,699

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims are not currently being explored and have no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

C.	FISH CREEK:

On March 5, 2002, the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 500,000 US. LinuxWizardry Systems, Inc. has a backin 25% working interest after the expenditure of $500,000 US Dollars.

D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

. 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At NOVEMBER 30,2002

7.	MINERAL PROPERTY INTERESTS (Continued):

E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 82,650 ($ 53,340 US) in the May, 2002 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

F.	STEPOVICH LEASE:

On September 28, 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/00	2001	May 31/01	2002	May 31/02
Silverknife	1		1		1
Amad - lapsed	1		1	(1)	-
West Ridge	127,903	(11,714)	116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	168,413	(11,714)	156,699	(1)	156,698

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	262,693	5,242		1,284
West Ridge		(23,033)	244,902	-	246,186
Gil Venture	774,332	525,260	1,299,592	82,650	1,382,242
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive		2,019		2,268
Silverknife - inactive		(2,019)	-	(2,268)	-
	1,038,026	507,469	1,545,495	83,934	1,629,429

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At NOVEMBER 30,2002

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 513,800 available to reduce future taxable income until the year 2009, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,413,393 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,033,238 shares (2001 - 23,033,238 shares).

9.	DEBENTURE PAYABLE:	2002	2001
	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,130 was accrued to May 31, 2002 (2001 - $ 14,433). Teryl paid Keltic Bryce $ 15,000 interest on December 14, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of	November 30,2002	May 31,2002
	Access Information Systems Inc.	41,058	24,715
	JGR Petroleum Inc.	88,159	80,765
	LinuxWizardry Systems, Inc. (See Note 4 )	(12,718)	265
	Rainbow Network	47,462	43,170
	Reg Technologies Inc.	(3,420)	4,568
	Bryce J.	8,032
	Sovo Computer Centre	9,000	3,600
	SMR Investments Ltd.	191,823	228,484
	John Robertson	50,765
	John Robertson	5,642
	Information Highway	(1,300)
		424,503	385,567

The advances from related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At November 30, 2002

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the year IBK was paid $ 12,500 (2001 - $ 16,000) for work done and out of pocket fees. The agreement expired without any capital being raised.

In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to endeavour to raise up to $ 1,000,000 in equity financing and has paid $ 4,000 as a non-refundable financing fee.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting	No Par Value	30,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000
		35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by the balance sheet date the Company had not yet finalized the increase.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2000		18,633,174		5,062,288
Year Ended May 31, 2001 and 2002:
Shares issued		-		-
Total Issued for Cash at May 31, 2001
and May 31, 2002		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2001 and May 31, 2002		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2001 and May 31, 2002		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 2001
and MAY 31, 2002		23,033,238		6,020,427

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At November 30, 2002

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:
At May 31, 2002, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.15	Nov. 16/03
	200,000	0.15	Nov. 25/07
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Apr. 22/07
	25,000	0.15	Sep. 23/07
	1,800,000

On September 12, 2000, the Company granted a Director’s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. On October 11, 2000, the Company granted a Employee’s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

See Note 14 “Subsequent Events” for details on a Private Placement and Stock Option after year end.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000 and see below regarding agreement with BHP Diamonds Inc.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 4,000 for secretarial services and rent during the current year (2001 - $ 30,000 and $ 18,000 respectively). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of LinuxWizardry System Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re LinuxWizardry advances. See Note 7C regarding mineral property transactions with Linux.

Teryl Resources Corp.
Notes to Consolidated Financial Statements Page 9
As At November 30, 2002

13.	RELATED PARTY TRANSACTIONS (Continued):

Office rent amounting to $ 7,200 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the coming year. BHP has since terminated the agreement.

14.	SUBSEQUENT EVENTS:
See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On December 11, 2002, by way of news release, the Company announced it had received regulatory approval for its private placement, previously announced on October 22, 2002, and August 15, 2002. The company issued 1,500,000 units at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at $0.12 in the first year, and $0.15 in the second year. The common shares forming part of the units are subject to a hold period expiring four months from the date of issuance of the units, which is April 11, 2003. The warrants have expiry dates ranging between October 22 and October 28, 2003 in the first year, and October 22 and October 28, 2004 in the second year.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):
See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7D, 7E & 7F regarding mineral claim properties, exploration and development and option agreements.

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have been negotiating with LinuxWizardry, Inc. (see Note 13) to issue its shares to the subscribers for which Linux would receive Teryl, Inc. shares in return, subject to regulatory approvals.